Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NVR, Inc.:

We consent to the use of our reports dated February 14, 2018, with respect to the consolidated balance sheets of NVR, Inc. as of December 31, 2017 and 2016, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated herein by reference in the registration statement on Form S-8.

Our report refers to a change in method of accounting for the excess tax benefit from stock option exercises.

/s/ KPMG LLP

May 3, 2018